As filed with the Securities and Exchange Commission on March 11, 2002.
                      Registration No. 333-74724

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                           AMENDMENT NO.2 TO
                                FORM S-3
                        REGISTRATION STATEMENT
                                 UNDER
                      THE SECURITIES ACT OF 1933

                     BRADLEY PHARMACEUTICALS, INC.
         (exact name of registrant as specified in its charter)

       Delaware                 2834                       22-2581418
    (State or other  (Primary Standard Industrial       (I.R.S. Employer
    jurisdiction of  Classification Code Number)        Identification No.)
    incorporation
    or organization)

                           383 Route 46 West
                      Fairfield, New Jersey 07004
                            (973) 882-1505
         (Address, including zip code, and telephone number, including area code, of registrant's principal offices)

                           DANIEL GLASSMAN
                        Chairman of the Board
                     Bradley Pharmaceuticals, Inc.
                          383 Route 46 West
                     Fairfield, New Jersey 07004
                           (973) 882-1505
             (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                               Copy to:
                       W. RAYMOND FELTON, ESQ.
           Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP
                      Metro Corporate Campus I
                        Post Office Box 5600
                    Woodbridge, New Jersey 07095
                           (732) 549-5600

         Approximate date of commencement of proposed sale to the public:

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]


If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]



If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                     CALCULATION OF REGISTRATION FEE


                                        Proposed
                           Proposed     Maximum       Maximum
                            Amount      Offering      Aggregate    Amount of
Title of each Class of       to be      Price per     Offering    Registration
Securities to be         Registered(1)  Share(2)      Price(2)       Fee
Registered

Common Stock,             1,882,583     $16.275    $30,639,038.33  $7,659.76
  par value $.01
  per share

--------------------------
     (1) Includes an indeterminate number of shares of common stock issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions pursuant to Rule 416 under the Securities Act of 1933, as amended.

     (2) Pursuant to Rule 457(c) under the Securities Act of 1933, the proposed maximum aggregate offering price and the amount of the registration fee are calculated based on the average of the high and low prices of the Company's Common Stock on December 3, 2001, as reported on the Nasdaq National Market.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



             SUBJECT TO COMPLETION, DATED March 11, 2002



                               PROSPECTUS

                            1,882,583 SHARES

                      BRADLEY PHARMACEUTICALS, INC.

                              COMMON STOCK


     Several of the Company's stockholders named in this Prospectus are selling up to 1,882,583 shares of the Company's Common Stock either from previously acquired shares or from the exercise of certain warrants to purchase shares of the Company's Common Stock.

     Investing in common stock involves risk. Before you invest, you should consider carefully the "Risk Factors" beginning on Page 4 of this Prospectus.


     Our common stock is quoted on the Nasdaq National Market under the symbol "BPRX." On March 1, 2002, the closing price for the common stock was $13.15 as reported by Nasdaq. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.




The date of this prospectus is _______, 2002.






                          TABLE OF CONTENTS

                                                               Page

PROSPECTUS SUMMARY. . . . . . . . . . . . . . . . . . . . . . . .3
RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . 4
WHERE YOU CAN FIND MORE INFORMATION. . . . . . . . . . . . . . .12
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE . . . . .  . .13
USE OF PROCEEDS. . . . . . . . . . . . . . . . . . . . . . . . .13
SELLING STOCKHOLDERS. . . . . . . . . . . . . . . . . . . . .  .14
PLAN OF DISTRIBUTION . . . . . . . . . . . . . . . . . . .  . . 15
RECENT DEVELOPMENTS . . . . . . . . . . . . . . . . . . . . . . 17
INDEMNIFICATION . . . . . . . . . . . . . . . .  . . . . . . . .18
LEGAL MATTERS . . . . . . . . . . . . . . . .  . . . . . . . . .19
EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19




                          PROSPECTUS SUMMARY

                        Bradley Pharmaceuticals

     We market over-the-counter and prescription pharmaceutical and health related products. Our product lines currently include dermatological brands marketed by our wholly owned subsidiary, Doak Dermatologics, Inc., and nutritional, respiratory, and internal medicine brands, marketed by our Kenwood Therapeutics division. We are currently actively promoting products in dermatology and gastroenterology and, to a lesser extent, nutritionals. All of our product lines are manufactured and supplied by independent contractors who operate under our quality control standards. Our products are marketed primarily to wholesalers. The wholesalers, in turn, distribute the products to retail outlets and healthcare institutions throughout the United States. We also sell to distributors in selected international markets.

     Our growth strategy is to make acquisitions, including through co-marketing and licensing agreements, of products from major pharmaceutical organizations that we believe require intensified marketing and promotional attention. We have acquired, and intend to acquire, rights to manufacture and market pharmaceutical and health related products which are effective and for which a demonstrated market exists, but which are not actively promoted and where the surrounding competitive environment does not necessarily include major pharmaceutical companies. In addition to acquisitions, our growth strategy is to introduce new products through modest research and development of existing chemical entities.

     We were incorporated in New Jersey in January 1985 and subsequently reincorporated in Delaware in July 1998. Our principal executive offices are located at 383 Route 46 West, Fairfield, New Jersey 07004, and our telephone number is (973) 882-1505.






                             RISK FACTORS

Risks Related to Our Business
-----------------------------

Failure to maintain Carmol(R) as a significant portion of revenue could reduce our profitability.

     Our lead product line is the Carmol(R) family of products for the treatment of a variety of dermatological conditions. Carmol(R) 40, the lead product in the group, is a potent tissue softener for the treatment of skin conditions associated with the thickening and hardening of the skin. The Carmol(R) product line predominantly competes in the $150 million mild-to-moderate skin-softening product class, which includes the products Lac-Hydrin(R), Eucerin(R), Amlactin(R), Aquaphor(R) and others.

     For the fiscal years ended December 31, 1999 and 2000 and the nine months ended September 30, 2001, sales of our Carmol(R) product line accounted for approximately 22%, 41%, and 42% respectively, of our net sales. Thus, we depend on our ability to market and sell the Carmol(R) product line. The concentration of our net sales in a single product line makes us particularly dependent on that line. If demand for the Carmol(R) product line or any other material product line decreases and we fail to replace those sales, our revenues and profitability would decrease. Some contributing factors that may reduce the demand for Carmol(R) include increased competition from existing products, introduction of a new product with competitive advantages, and the inability to protect our patent.


Because we rely on independent manufacturers for our products, any regulatory or production problems could affect our product supply.

     We do not own or operate any manufacturing or production facilities. Rather, approximately 20 independent companies manufacture and supply all of our products. Many of these companies also manufacture and supply products for some of our competitors. We also do not have licensing or other supply agreements with many of these manufacturers or suppliers for our products and therefore, many of them could terminate their relationship with us at any time thereby hampering our ability to deliver and sell the manufactured product to our customers and negatively affecting our operating margins. From time to time we have experienced some minor delays in shipments from some of our vendors due to production management problems, which were subsequently shipped without a material impact on our profitability. Although we believe we can obtain replacement manufacturing arrangements, the absence of such agreements with our present suppliers may interrupt our ability to sell our products and
seriously affect our present and future sales.	Currently, all of the Carmol(R)
product lines, except Carmol(R) HC, are contract-manufactured by Groupe Parima, Inc. Any delays in manufacturing or shipping products by Groupe Parima may affect our product supply and ultimately have a negative impact on our sales and profitability.


We face significant competition within our industry.

     The pharmaceutical industry is highly competitive. We compete primarily in the dermatology and gastroenterology product arenas, and to a lesser extent in respiratory and nutritional supplements. In dermatology, we estimate that currently the market share for Carmol(R) 40 is 6%. In gastroenterology, we estimate that currently the market share for Pamine(r) is 7%. Pamine(R) is a long-acting tablet which is indicated as part of therapy for the treatment of peptic ulcer. In particular, Pamine(R) relieves pain associated with bloating, diarrhea, and cramps. Pamine(R) competes in a $70 million market, which includes the products Robinul(R), Bentyl(R), and others.

     Many of our competitors are large, well-established companies in the fields of pharmaceuticals, chemicals, cosmetics and health care. Our competitors include American Home Products, Schering-Plough, Bristol-Myers, Elan Corporation, Plc, First Horizon Pharmaceuticals, Galderma, Dermik Labs, Medicis Pharmaceutical, Ortho Pharmaceuticals, ICN Pharmaceuticals, Warner-Lambert, GlaxoSmithKline, Pharmacia, Pfizer and others. Many of these companies have greater resources than we do to devote to marketing, sales, research and development and acquisitions. As a result, they have a greater ability than us to undertake more extensive research and development, marketing and pricing policy programs.

     In addition to our facing competition from existing products, it is also possible that our competitors may develop and bring new products to market before us, or may develop new technologies to improve existing products, new products to provide the same benefits as existing products at less cost, or new products to provide benefits superior to those of existing products. These competitors also may develop products which make our current or future products obsolete. Our competitors may also make technological advances reducing their cost of production so that they may engage in price competition through aggressive pricing policies to secure a greater market share to our detriment. Any of these events could have a significant negative impact on our business and financial results, including reductions in our market share and gross margins.


If we cannot purchase or integrate new companies or products, our business may suffer.

     Our principal strategy is to continue to expand our business by acquiring companies and new products, as well as product line extensions, new product
development, and increased marketing and distribution activities.    We seek
products and companies that we believe can be profitable under our management and which are not subject to adverse Food and Drug Administration rulings. There are several factors, which could limit or restrict our ability to implement this acquisition strategy:

     * We may not have the financing to acquire an available product, in part because LaSalle Business Credit, Inc. has a security interest on all of our assets;

     * We may not be able to achieve our targeted profit margins with certain products available for acquisition;

     * Because we must be able to maintain adequate operational, financial and management information systems and motivate and effectively manage an increasing number of employees, we may not manage our acquisitions effectively;

     * We may not be able to retain or hire the necessary qualified employees.

     Sales of newly acquired products may not be profitable and we may not achieve anticipated sales levels for such products. Moreover, while we anticipate making future acquisitions in accordance with our strategic plan, we might be unable to consummate any future acquisitions or we may not be able to achieve the same rates of return and historical sales levels of any acquired product. Our failure to do so could have a negative effect on the growth of our sales and profitability, and on our operations.

     To implement our expansion strategy, we will need to finance new product acquisitions from either:

* The acquisition loan from LaSalle;

* Existing working capital, positive cash flow from operations;

* New borrowings;

* Issuance of equity securities;

* Or by some combination thereof.

     Although we are not currently prohibited from other borrowings of money, our loan agreement with LaSalle restricts our ability to grant liens upon, and security interests in, our assets. LaSalle's security interest could limit our ability to secure new asset-based borrowings if necessary. Accordingly, we may not be able to borrow, on commercially reasonable terms or otherwise, any additional funds necessary to finance further acquisitions or support operations.


Our continued growth depends upon our ability to develop new products.

     We currently have a variety of new products in various stages of research and development and are working on possible improvements, extensions and reformulations of some existing products. These research and development activities, as well as the clinical testing and regulatory approval process, which must be completed before commercial quantities of these developments can be sold, will require commitments of personnel and financial resources. Delays in the research, development, testing or approval processes will cause a corresponding delay in revenue generation from those products. Regardless of whether they are ever released to the market, the expense of such processes will have already been incurred.

     We reevaluate our research and development efforts regularly to assess whether our efforts to develop a particular product or technology are progressing at a rate that justifies our continued expenditures. On the basis of these reevaluations, we have abandoned in the past, and may abandon in the future, our efforts on a particular product or technology. Products we are researching or developing may never be successfully released to the market.
If we fail to take a product or technology to market on a timely basis, we may incur significant expenses without a near-term financial return.

     We may in the future, supplement our internal research and development by entering into research and development agreements with other pharmaceutical companies. We may, upon entering into such agreements, be required to make significant up-front payments to fund the project. We cannot be sure, however, that we will be able to locate adequate research partners or that supplemental research will be available on terms acceptable to us in the future. If we are unable to enter into additional research partnership arrangements, we may incur additional costs to continue research and development internally or we may abandon certain projects.


We do not have proprietary protection for most of our branded pharmaceutical products, and our sales could suffer from competition by generic substitutes.

     Although most of our revenue is generated by products not subject to competition from generic products, there is no proprietary protection for most of our branded pharmaceutical products, and generic substitutes for most of these products are sold by other pharmaceutical companies. In addition, governmental and other pressure to reduce pharmaceutical costs may result in physicians prescribing products for which there are generic substitutes. Increased competition from the sale of generic pharmaceutical products may cause a decrease in revenue from our branded products, which could have an adverse effect on our business, financial condition and results of operations, which would likely negatively affect the market price of our stock. In addition, our branded products for which there is no generic form available may face competition from different therapeutic agents used for the same indications for which our branded products are used.


We depend on our trademarks, patents, and proprietary rights and our ability to compete could be limited if they are infringed upon or if we fail to enforce them.

     The protection of our trademarks and service marks is an important factor in product recognition, maintaining goodwill and in maintaining or increasing market share. If we do not adequately protect our rights in our various trademarks and service marks from infringement, those marks could be lost or impaired.

     We are pursuing several U.S. patent applications covering new and existing dermatology products, and also have acquired rights under certain patents and patent applications from certain of our consultants and officers, including patents issued covering Carmol(r)40, LidaMantle(r), LidaMantle(r)HC, AcidMantle(r), and ENTSOL(r). The ownership of a patent or an interest in a patent does not always provide significant protection and the patents and applications in which we have an interest may be challenged as to their validity or enforceability. Others may independently develop similar technologies or design around the patented aspects of our technology. Challenges may result in potentially significant harm to our business. The cost of responding to these challenges and the inherent costs to defend the validity of our patents, including the prosecution of infringements and the related litigation, could be substantial. Such litigation also could require a substantial commitment of management's time, which would detract from the time available to be spent maintaining and developing our business.

     We also rely upon unpatented proprietary know-how and continuing technological innovation in developing and manufacturing many of our principal products. We require all of our employees, consultants and advisors to enter into confidentiality agreements prohibiting them from taking or using our proprietary information and technology elsewhere. Nevertheless, these agreements may not provide meaningful protection for our trade secrets and proprietary know-how if they are used or disclosed. Despite all of the precautions we may take, people who are not parties to confidentiality agreements may obtain access to our trade secrets or know-how. In addition, others may independently develop similar or equivalent trade secrets or know-how.

We could be sued regarding the intellectual and proprietary rights of others, which could seriously harm our business and cost us a significant amount of time and money.

     We only conduct patent searches to determine whether our products infringe upon any existing patents when we think such searches are appropriate. As a result, the products and technologies we currently market, and those we may market in the future may infringe on patents and other rights owned by others. If we are unsuccessful in any challenge to the marketing and sale of our products or technologies, we may be required to license the disputed rights, if the holder of those rights is willing, or to cease marketing the challenged products, or to modify our products to avoid infringing upon those rights.

     We also have acquired rights under our Lubrin(r) patent and several patents issued covering Carmol(r)40, LidaMantle(r), LidaMantle(r)HC, AcidMantle(r) and ENTSOL(r). These patents and patent applications may be subject to claims of rights by third parties. If there are conflicting claims to the same patent or patent application, we may not prevail and, even if we do have some rights in a patent or application, those rights may not be sufficient for the marketing and distribution of products covered by the patent or application.

     Although we believe that our product lines do not infringe on the intellectual property rights of others, infringement claims may be asserted against us in the future, and if asserted, an infringement claim might not be successfully defended. The costs of responding to infringement claims could be substantial and could require a substantial commitment of management's time and resources.

Failure to comply with government regulations could affect our ability to operate our business.

     Virtually all aspects of our activities are regulated by federal and state statutes and government agencies. The manufacturing, processing, formulation, packaging, labeling, distribution and advertising of our products, and disposal of waste products arising from these activities, are subject to regulation by one or more federal agencies, including the FDA, the Drug Enforcement Agency , the Federal Trade Commission, the Consumer Product Safety Commission, the U.S. Department of Agriculture, the Occupational Safety and Health Administration and the Environmental Protections Agency, as well as by foreign governments in countries where we distribute some of our products.

     Noncompliance with applicable FDA policies or requirements could subject us to enforcement actions, such as suspensions of distribution, seizure of products, product recalls, fines, criminal penalties, injunctions, failure to approve pending drug product applications or withdrawal of product marketing approvals. Similar civil or criminal penalties could be imposed by other government agencies or various agencies of the states and localities in which our products are manufactured, sold or distributed and could have ramifications for our contracts with government agencies such as the Veteran's Administration or the Department of Defense. These enforcement actions would detract from management's ability to focus on our daily business and would have an adverse effect on the way we conduct our daily business, which could severely impact future profitability.

     All manufacturers, marketers, and distributors of human pharmaceutical products are subject to regulation by the FDA. New drugs must be the subject of an FDA-approved new drug application before they may be marketed in the United States. Some prescription and other drugs are not the subject of an approved marketing application but, rather, are marketed subject to the FDA's regulatory discretion and/or enforcement policies. Any change in the FDA's enforcement discretion and/or policies could alter the way we have to conduct our business and any such change could severely impact our future profitability.

     The FDA has the authority and discretion to withdraw existing marketing approvals and to review the regulatory status of marketed products at any time. For example, the FDA may require an approved marketing application for any drug product marketed if new information reveals questions about a drug's safety or efficacy. All drugs must be manufactured in conformity with current agency regulations, and drug products subject to an approved application must be manufactured, processed, packaged, held and labeled in accordance with information contained in the approved application.

     Although we believe that all of our currently marketed pharmaceutical products comply with FDA enforcement policies, our marketing is subject to challenge by the FDA at any time. Through various enforcement mechanisms, the FDA can ensure that noncomplying drugs are no longer marketed. In addition, modifications, enhancements, or changes in manufacturing sites of approved products are in many circumstances subject to additional FDA approvals which may or may not be received and which may be subject to a lengthy FDA review process. Our third-party manufacturers are continually subject to inspection by governmental agencies. Manufacturing operations could be interrupted or halted in any of those facilities if a government or regulatory authority is unsatisfied with the results of an inspection. Any interruptions of this type could stop or slow the delivery of our products to our customers.


Because we rely on a limited number of wholesalers for the majority of our sales, any further consolidation among wholesalers could require us to reduce our pricing.

     The pharmaceutical distribution industry has recently experienced a significant consolidation among wholesalers and chain stores. As a consequence, there are fewer channels for wholesale and retail pharmaceutical distribution than were historically available. Thus, we depend on fewer distributors for our products and we are less able to negotiate price terms with distributors. Although we believe that this consolidation among distributors will ultimately reduce our distribution costs, our inability to aggressively negotiate price terms with them over the long term, could inhibit our efforts to achieve targeted profit margins or sales levels. Notwithstanding our ability to by-pass the wholesale distribution network by distributing our products to end-users directly, the continued or future consolidation among pharmaceutical distributors could limit our ability to compete effectively.

     Our six largest customers, who are wholesalers, accounted for an aggregate of approximately 87%, 88%, 83% of accounts receivable at September 30, 2001, December 31, 2000, and 1999, respectively. The following table presents a summary of sales to significant customers, who are also wholesalers, as a percentage of the Company's total revenues:



                     Nine Months Ended  Twelve Months Ended  Twelve Months Ended
                     -----------------  -------------------  -------------------
                    September 30, 2001   December 31, 2000    December 31, 1999
                    ------------------  -------------------  -------------------

Cardinal Health, Inc.        8%                 19%                12%
Bergen Brunswig
  Corporation                7%                 16%                24%
Quality King, Inc.          44%                 16%                10%
McKesson HBOC, Inc.         10%                 11%                17%



If we become subject to a product liability claim, we may not have adequate insurance coverage.

     Pharmaceutical and health related products, such as those we market, may carry certain health risks. Consequently, consumers may bring product liability claims against us. We maintain a product liability insurance policy providing direct coverage in the aggregate amount of $5,000,000 and our manufacturers' policies also insure us. Our present insurance may not be adequate in the event of an adverse judgment against us. If insurance does not fully fund any product liability claim, or if we are unable to recover damages from the manufacturer of a product that may have caused such injury, we must pay such claims from our own funds. Any such payment could have a detrimental effect on our financial condition. In addition, we may not be able to maintain our liability insurance at reasonable premium rates, if at all.


Changes in the reimbursement policies of managed care organizations and other third-party payors may reduce our gross margins.

     Our operating results and business success depend in large part on the availability of adequate third-party payor reimbursement to patients for our prescription-brand products. These third-party payors include governmental entities, such as Medicaid, private health insurers and managed care organizations. A majority of the U.S. population now participates in some version of managed care. Because of the size of the patient population covered by managed care organizations, marketing of prescription drugs to it and the pharmacy benefit managers that serve many of these organizations has become important to our business. Managed care organizations and other third-party payors try to negotiate the pricing of medical services and products to control their costs. Managed care organizations and pharmacy benefit managers typically develop formularies to reduce their cost for medications. Formularies can be based on the prices and therapeutic benefits of the available products. Due to their lower costs, generic products are often favored. The breadth of the products covered by formularies varies considerably from one managed care organization to another, and many formularies include alternative and competitive products for treatment of particular medical conditions. Exclusion of a product from a formulary can lead to its sharply reduced usage in the managed care organization patient population. Payment or reimbursement of only a portion of the cost of our prescription products could make our products less attractive, from a net-cost perspective, to patients, suppliers and prescribing physicians. Changes in the reimbursement policies of these entities could prevent our branded pharmaceutical products from competing on a price basis. If our products are not included within an adequate number of formularies or if adequate reimbursement levels are not provided, or if reimbursement policies increasingly favor generic products, our market share, our gross margins, and our overall business and financial condition could be negatively affected.

     Moreover, some of our products are not of a type generally eligible for reimbursement, primarily due to either the product's market share being too low to be considered, cheaper generics being available, or because the product is considered over-the-counter. It is also possible that products manufactured by others could have the same effects as our products and be subject to reimbursement. If this were the case, some of our products might be unable to compete on a price basis.


Our business and growth strategy may cause fluctuating operating results, which could negatively affect the price of our stock.

     Our primary strategy for growth is to acquire or license new product lines that we believe require intensive marketing and promotional attention. Our growth strategy also includes developing and introducing new products through modest research and development of existing chemical entities. Our operating results could be negatively affected if the cost of developing, acquiring or licensing new product lines is more than we currently anticipate or if unforeseen delays occur between the time we spend money to acquire new product lines or businesses, and the time we begin to generate revenues from those products or businesses.

     A large portion of our business strategy involves intensively marketing newly-acquired or newly-licensed product lines by promoting our products through journal advertising, direct mailings of promotional materials to physicians, field force personnel, telemarketing personnel, and sample distribution.
Changes in the amount we spend on such marketing could cause our operating results to fluctuate, thereby negatively affecting the price of our stock.

     Unanticipated changes in treatment practices of physicians who currently prescribe our products, or changes in the reimbursement policies of health plans and other health insurers, could have an impact on our operating results and require us to revise our business strategy.


We could experience a significant loss in revenues if we fail to maintain sufficient inventory during our peak selling periods.

     We typically experience greater revenues, up to 50%, and correspondingly, greater income during the last month of each fiscal quarter. We try to match our expenditures for inventory with these historical fluctuations in demand. However, if these demand patterns change or we experience even a small delay in delivery of inventory, revenue could be deferred or even lost if products are unavailable to meet peak demand. A deferral of revenue to a later period, or the loss of revenue completely, could cause significant period-to-period fluctuations in our operating results, as a significant portion of our approximately $4.2 million of operating expenses are fixed in the short term. These fluctuations could result in our not meeting earnings expectations, or could result in operating losses for a particular period.


We are subject to chargebacks and rebates when our products are re-sold to governmental agencies and managed care buying groups which may reduce our future profit margins.

     Chargebacks and rebates are the difference between the prices at which we sell our products to wholesalers and the sales price the end-users, such as governmental agencies and managed care buying groups, ultimately pay pursuant to fixed price contracts. We record an estimate of the amount either to be chargedback to us or rebated to the end-users at the time of sale to the wholesaler. Over recent years, the pharmaceutical industry in general has accepted the managed care system of chargebacks and rebates. Managed care organizations increasingly began using these chargebacks and rebates as a method to reduce overall costs in drug procurement. Levels of chargebacks and rebates have increased momentum and caused a greater need for more sophisticated tracking and data gathering to confirm sales at contract prices to end-users with respect to related sales to wholesalers. We have implemented procedures, systems and policies which we believe more closely monitor the managed care and government sales areas of our business. We record an accrual for chargebacks and rebates based upon factors including current contract prices, historical chargeback rates and actual chargebacks claimed. The amount of actual chargebacks claimed could, however, be higher than the amounts we accrue, and could reduce our profit margins.


The loss of our key personnel could limit our ability to operate our business successfully.

     We are highly dependent on the principal members of our management staff, the loss of whose services we feel would impede the achievement of our acquisition and development objectives. Although we believe that we are adequately staffed in key positions and that we will be successful in retaining skilled and experienced management, operational, scientific and development personnel, we may not be able to attract and retain key personnel on acceptable terms. Many of our key personnel, including Daniel Glassman, President, Chief Executive Officer and Chairman, would be difficult to replace. The loss of our personnel's services could delay the development of contracts and products, especially in light of our recent growth. We do not maintain key-person life insurance on any of our employees. In addition, we do not have employment agreements with any of our key employees.


Our stock price has fluctuated considerably and may depreciate in value.

     Stock prices of emerging growth pharmaceutical and micro-cap companies such as ours fluctuate significantly. In particular, our stock price during the year 2001 has fluctuated from a low of $1.313 to a high of $23.25. A variety of factors that could cause the price of our common stock to fluctuate, perhaps substantially, include:

     *     announcements of developments related to our business;

     * quarterly fluctuations in our actual or anticipated operating results;

     *     general conditions in the pharmaceutical and health care industries;

     *     new products or product enhancements by us or our competitors;

     * developments in patents or other intellectual property rights and litigation; and

     *     developments in our relationships with our customers and suppliers.

     We will not be able to control many of these factors, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance. If our revenues, if any, in any particular period do not meet expectations, we may not be able to adjust our expenditures in that period, which could cause our operating results to suffer further. If our operating results in any future period fall below the expectations of securities analysts or investors, our stock price may fall by a significant amount.

     In addition, in recent years there have been extreme fluctuations in the stock market in general and the market for shares for small capitalization and emerging growth pharmaceutical companies in particular. These fluctuations were sometimes unrelated to the operating performance of the affected companies. Any such fluctuations in the future could reduce the market price of our common stock. We do not know whether the market price of our common stock will decline or not.


Because we will most likely not pay dividends, you will only profit from your investment if the price of our stock increases.

     Our credit facility with LaSalle currently prohibits us from paying any cash dividends at any time while amounts remain outstanding under the LaSalle credit facility. Moreover, and without giving effect to the LaSalle credit facility, currently we do not intend to declare or pay cash dividends in the foreseeable future. We expect to retain any earnings to finance and invest in our business.


Our officers and directors control our business and can authorize certain corporate transactions without the concurrence of our other stockholders.

     Our executive officers and directors beneficially own approximately 1,500,000 shares of common stock and 412,000 shares of Class B common stock. The Class B common stock has five votes per share except for the election of directors. Provided there are at least 325,000 shares of Class B common stock issued and outstanding, the holders of the Class B common stock, voting as a separate class, have the right to elect a majority of our board of directors. Accordingly, our executive officers and directors currently have the ability, and we anticipate that they will continue to have the ability, to elect a majority of directors and thereby authorize certain corporate transactions without concurrence of our other stockholders.


Because our charter gives us the right to issue preferred stock and super-voting rights are held by the Chairman & CEO, it is unlikely we can be acquired by anyone without the consent of our Board of Directors, even if to be so acquired would be beneficial to investors.

     Our charter authorizes us to issue up to 2,000,000 shares of preferred stock with such designations, rights and preferences as the board of directors may determine from time to time. This authority empowers the board of directors, without further stockholder approval, to issue preferred shares with dividend, liquidation, conversion, voting or other rights which could decrease the voting power or other rights of the holders of our common stock. The issuance of such preferred stock could, under certain circumstances, discourage, delay or prevent a change of control. To date, we have not issued any shares of preferred stock. In addition, we are and will continue to be, subject to the anti-takeover provisions of the Delaware General Corporation Law, which could delay or prevent a change of control.

     Our charter also provides that at all times while there are at least 325,000 shares of Class B common stock issued and outstanding, the holders of the Class B common stock have the right, voting as a separate class, to elect a majority of our Board of Directors. As of the date of this Prospectus, 429,752 shares of Class B common stock are issued and outstanding, and Daniel Glassman, our President, Chief Executive Officer and Chairman of the Board beneficially owns 380,349 of those shares. As such, Mr. Glassman effectively controls us and his beneficial ownership of those shares of Class B common stock could prevent a change of control.

The exercise of outstanding warrants and options or the issuance of additional shares could reduce the market price of our stock.

     We currently have outstanding a substantial number of options and warrants to purchase shares of our common stock. In addition, the holders of shares of Class B common stock have the unilateral right, exercisable at any time, to convert their shares of Class B common stock into shares of common stock. If the holders of all outstanding warrants and options exercised them and the holders of all shares of Class B common stock converted them into shares of common stock, we would have approximately an additional 1,800,000 shares of common stock issued and outstanding. The sale, or availability for sale, of such substantial amounts of additional shares of common stock in the public marketplace could reduce the prevailing market price of our securities and otherwise impair our ability to raise additional capital through the sale of equity securities.


We are at risk of securities class action litigation due to our expected stock price volatility.

     In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. Due to the expected volatility of our stock price, we may be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources from our business.


Trading in our stock over the last 12 months has been limited, so investors may not be able to sell as much stock as they want at prevailing prices.

     The average daily trading volume in our common stock was approximately 181,000 shares and the average daily number of transactions was approximately 310 over the last 12 months. If limited trading in our stock continues, it may be difficult for investors to sell their shares in the public market at any given time at prevailing prices.


We may sell additional equity securities, which would cause dilution.

     We may sell more equity securities in the future to obtain operating funds. We may sell these securities at a discount to the market price. Any future sales of equity will dilute the holdings of existing shareholders, possibly reducing the value of their investment.



                  WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, and we therefore file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Our common stock is quoted on Nasdaq, and reports, proxy statements and other information can also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W.,
Washington, D.C. Such material may also be accessed electronically by means of the Securities and Exchange Commission's home page on the Internet (http://www.sec.gov).

     We filed with the Commission a registration statement on Form S-3 with respect to the shares being offered hereby. You may obtain copies of the registration statement from the Commission at the address in the previous paragraph. This prospectus does not contain all of the information set forth in the registration statement and its exhibits. We refer you to the registration statement for further information about us and the shares. Although we believe this prospectus provides the material information regarding the contracts and documents described herein, the statements contained in this prospectus as to the contents of any contract or any other documents are not necessarily complete and, in each such instance, you should refer to the copy of such contract or document filed as an exhibit to the registration statement.


            INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents were filed with the Commission pursuant to the Exchange Act (File No. 0-18881) and are hereby incorporated by reference in this prospectus, except as otherwise superseded or modified by this prospectus:

     * Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000,
     * Our Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2001 and June 30, 2001 and our Quarterly Report on Form 10-QSB/A for the quarter ended September 30, 2001,
     * Our Definitive Proxy Statement in connection with the 2000 Annual Meeting of Shareholders.

     All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering shall be deemed to be incorporated by reference into this Prospectus.

     Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed documents which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded does not, except as so modified or superseded, constitute a part of this prospectus.

     We will furnish without charge to each person, including any beneficial owner to whom this prospectus is delivered, upon his written or oral request, a copy of any or all of the documents referred to above which have been incorporated into this prospectus by reference (other than exhibits to such documents). You should direct requests for such copies to:


                    BRADLEY PHARMACEUTICALS, INC.
                         383 Route 46 West
                    Fairfield, New Jersey 07004
            Attention: Daniel Glassman, Chairman of the Board
                          (973) 883-1505


                           USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares by the selling stockholders. However, we may receive $2,633,530 of proceeds upon exercise of warrants being registered in this offering. The proceeds received from the exercise of the warrants being registered, if any, would be used for general corporate purposes.


                        SELLING STOCKHOLDERS

     The following table sets forth the number of shares owned by each of the selling stockholders. None of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of the shares or any of our other securities, except for David Hillman. David Hillman was a member of our Board of Directors for the period between January, 1990 and May, 2000, and was our Secretary from January, 1985 to May, 2000. No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below:


                                  Beneficial Ownership of Shares
Name of Selling                     of Common Stock Prior to
  Stockholder                              Offering(1)
-------------------------         ------------------------------
                                   Number            Percentage
                                  -----------        -----------
Roger V. Coleman                    6,469                *
Benjamin Bernstein                  6,000                *
Maurice Bernstein                   3,000                *
Arnold Rosenberg                    1,900                *
Paul B. Rosenberg                   1,900                *
Essex Woodlands Health
  Venture Fund V, LP              388,099               3.9%
Albert Fried                      129,367               1.3%
Peter M. Kash                       3,235                *
Scott A. Katzmann                  25,000                *
Bonnie B. Kazam                     6,467                *
Daniel Kessel                     375,049 (2)           3.8%
Mark Mazzer                        10,000                *
Timothy McInerney                  25,000                *
Michael Miles                       6,469                *
Mark Berg IRA                      50,000                *
Off Sands Point, Ltd               10,000                *
Steven M. Oliveira                 20,000                *
Orion Biomedical Fund, LP         106,275               1.1%
Orion Biomedical
  Offshore Fund, LP                23,092                *
Perceptive Life Sciences
  Master Fund, Ltd.               278,233               2.8%
Nicholas Ponzio                    15,000                *
RL Capital Partners                10,000                *
Wayne Rothbaum                     35,000                *
S.A.C. Capital
  Associates, LLC                 258,732               2.6%
Sands Point Partners, LP           50,000                *
Carmine Sanzo                      10,000                *
Gary J. Strauss                     6,469                *
Med-Tec Investors, LLC             10,000                *
Brian S. Wornow                     5,000                *
Paramount Capital                 450,000 (3)           4.5%
NetWorld                            8,500 (4)            *
David Hillman                      92,809 (5)            *
Michael Kaliner                     3,000 (6)            *
Terrence Davidson                   1,800 (7)            *
Alan Shalita                        8,500 (8)            *
Alan Goldstein                      8,000 (9)            *
Martin Rosenberg                    5,000 (10)           *
Howard Ellis                        5,000 (11)           *
Joseph Cerbone                      5,000 (12)           *
Iris Dubetsky                       5,000 (13)           *




                                      Number of
                                      Shares of         Beneficial Ownership of
Name of Selling                      Common Stock       Shares of Common Stock
  Stockholder                        to be Offered          After Offering(1)
--------------------------           -------------       ----------------------
                                                          Number     Percentage
                                                         --------    ----------
Roger V. Coleman                            6,469            0            *
Benjamin Bernstein                          6,000            0            *
Maurice Bernstein                           3,000            0            *
Arnold Rosenberg                            1,900            0            *
Paul B. Rosenberg                           1,900            0            *
Essex Woodlands Health
  Venture Fund V. LP                      388,099            0            *
Albert Fried                              129,367            0            *
Peter M. Kash                               3,235            0            *
Scott A. Katzmann                          25,000            0            *
Bonnie B. Kazam                             6,467            0            *
Daniel Kessel                             218,810 (2)     156,239        1.6%
Mark Mazzer                                10,000            0            *
Timothy McInerney                          25,000            0            *
Michael Miles                               6,469            0            *
Mark Berg IRA                              50,000            0            *
Off Sands Point, Ltd                       10,000            0            *
Steven M. Oliveira                         20,000            0            *
Orion Biomedical Fund, LP                 106,275            0            *
Orion Biomedical
  Offshore Fund, LP                        23,092            0            *
Perceptive Life Sciences
  Master Fund, Ltd.                       258,733          19,500         *
Nicholas Ponzio                            15,000            0            *
RL Capital Partners                        10,000            0            *
Wayne Rothbaum                             35,000            0            *
S.A.C. Capital Associates, LLC            258,732            0            *
Sands Point Partners, LP                   50,000            0            *
Carmine Sanzo                              10,000            0            *
Gary J. Strauss                             6,469            0            *
Med-Tec Investors, LLC                     10,000            0            *
Brian S. Wornow                             5,000            0            *
Paramount Capital                         100,000 (3)     350,000        3.5%
NetWorld                                    8,500 (4)        0            *
David Hillman                              32,766 (5)      60,043         *
Michael Kaliner                             3,000 (6)        0            *
Terrence Davidson                           1,800 (7)        0            *
Alan Shalita                                8,500 (8)        0            *
Alan Goldstein                              8,000 (9)        0            *
Martin Rosenberg                            5,000 (10)       0            *
Howard Ellis                                5,000 (11)       0            *
Joseph Cerbone                              5,000 (12)       0            *
Iris Dubetsky                               5,000 (13)       0            *



     *     Represents beneficial ownership of less than one percent.
     (1) Based on the number of shares of common stock outstanding of 9,893,296 on December 4, 2001.
     (2) Includes 100,000 warrants with an exercise price of $2.125 and 80,000 warrants with an exercise price of $14.11.
     (3)   Includes 100,000 warrants with an exercise price of $8.50.
     (4)   Includes 8,500 warrants with an exercise price of $2.344.
     (5)   Includes 32,766 warrants with an exercise price of $2.375.
     (6)   Includes 3,000 warrants with an exercise price of $1.2188.
     (7)   Includes 1,800 warrants with an exercise price of $3.15.
     (8)   Includes 8,500 warrants with an exercise price of $3.20.
     (9)   Includes 8,000 warrants with an exercise price of $3.22.
     (10)  Includes 5,000 warrants with an exercise price of $14.11.
     (11)  Includes 5,000 warrants with an exercise price of $14.11.
     (12)  Includes 5,000 warrants with an exercise price of $14.11.
     (13)  Includes 5,000 warrants with an exercise price of $14.11.


                          PLAN OF DISTRIBUTION

     We are registering all 1,882,583 shares on behalf of certain selling stockholders. All of the shares were either originally issued by us or upon exercise of warrants to acquire shares of our common stock. We will receive no proceeds from this offering. The selling stockholders named in the table above, or pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling stockholders as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (collectively, the "selling stockholders") may sell the shares from time to time. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

     * a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

     * purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus,

     * an exchange distribution in accordance with the rules of such exchange,

     * ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

     *     in privately negotiated transactions.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

     The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise.
In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by selling stockholders.

     The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and has informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer.
Such supplement will disclose:

     * the name of each such selling stockholder and of the participating broker-dealer(s),

     *     the number of shares involved,

     *     the price at which such shares were sold,

     * the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

     * that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

     *     other facts material to the transaction.

     In addition, upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

     We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify certain persons, including broker-dealers and agents, against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.


                          RECENT DEVELOPMENTS


     In Fourth Quarter 2001 and subsequent to the Form 10-QSB filed on November 14, 2001, we recorded a $700,000 pre-tax charge related to an impairment of an investment resulting from a subsequent bank failure. A portion of the $1 million certificate of deposit we invested is unlikely to be collected.
The revised carrying amount of $300,000 is comprised of (i) $100,000 representing the amount we already collected on the certificate of deposit and (ii) $200,000 representing the estimated amount that may still be realizable on the certificate of deposit based upon information from the FDIC.

     Our cash and short-term investments consist of money market funds, short-term commercial paper, certificates of deposit, treasury bills, treasury notes, bond funds, equities and fixed-income securities. By policy, we invest primarily in high-grade investments.

     The schedule below details our cash and short-term investments at market value at December 31, 2001, excluding the aforementioned impaired investment:


                                                         Market Value
                                                         ------------
          Cash and Cash Equivalents                      $ 10,337,335
          Short-term Municipals                             1,009,312
          Certificates of Deposit                           2,250,577
          Bond Funds                                          790,005
          Corporate Bonds                                   1,851,123
          Equities                                            776,850
                                                          -----------
          Total Cash and Short-term Investments          $ 17,015,202
                                                          ===========

     Including the investment loss due to the impairment noted above and the reversal of a $1,043,000 valuation allowance against Deferred Tax Assets which were previously reserved, the effect of which more than completely offset the net after-tax amount of the investment loss, our net income for the fiscal 2001 amounted to $3.6 million, or $0.37 per share (diluted), an increase of $0.63 per share compared to the previous full year loss of ($2.1 million), or ($0.26) per share (diluted). Net Sales for fiscal 2001 reached $25.7 million versus fiscal 2000 Net Sales of $18.6 million, an increase of $7.1 million, or 38%.

     Supplemental information disclosing our unaudited Fourth Quarter 2001 and fiscal 2001 operating results are as follows:

                                 Three Months Ended        Three Months Ended
                                  December 31, 2001         December 31, 2000
                                 ------------------        ------------------

Net sales                       $     7,847,852           $     7,000,610

Cost of sales                         1,032,170                 1,356,860
                                 --------------            --------------
                                      6,815,682                 5,643,750

Selling, general and
  administrative expenses             4,441,842                 3,542,959

Depreciation and amortization           342,183                   246,970

Interest expense (income)-net           (66,322)                   65,948

Loss on investment                      700,000                      -

Loss due to impairment of asset            -                         -
                                 --------------            --------------
                                      5,417,703                 3,855,877

Income (loss) before
  Income taxes                        1,397,979                 1,787,873

Income tax expense (benefit)           (426,000)                 (261,000)
                                 --------------            --------------
Net income (loss)               $     1,823,979           $     2,048,873
                                 ==============            ==============

Net income (loss)
  Per common share
    Basic                       $          0.19           $          0.26
                                 ==============            ==============
    Diluted                     $          0.17           $          0.26
                                 ==============            ==============

Weighted average number
  Of common shares
    Basic                             9,840,000                 7,900,000
                                 ==============            ==============
    Diluted                          10,960,000                 8,010,000
                                 ==============            ==============




                                 Twelve Months Ended       Twelve Months Ended
                                  December 31, 2001         December 31, 2000
                                 -------------------       -------------------

Net sales                       $     25,702,966          $     18,557,429

Cost of sales                          4,168,045                 4,271,967
                                 ---------------           ---------------
                                      21,534,921                14,285,462

Selling, general and
  Administrative expenses             15,473,059                11,646,611

Depreciation and amortization          1,169,484                   954,568

Interest expense (income)-net            (73,588)                  248,115

Loss on investment                       700,000                      -

Loss due to impairment of asset             -                    3,897,000
                                 ---------------           ---------------
                                      17,268,955                16,746,294

Income (loss) before
  Income taxes                         4,265,966                (2,460,832)

Income tax expense (benefit)             654,000                  (398,000)
                                 ---------------           ---------------
Net income (loss)               $      3,611,966          $     (2,062,832)
                                 ===============           ===============

Net income (loss)
  Per common share
    Basic                       $           0.42          $          (0.26)
                                 ===============           ===============
    Diluted                     $           0.37          $          (0.26)
                                 ===============           ===============

Weighted average number
  Of common shares
    Basic                              8,570,000                 7,900,000
                                 ===============           ===============
    Diluted                            9,660,000                 7,900,000
                                 ===============           ===============




                            INDEMNIFICATION

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the Commission's opinion is that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a director, officer or controlling person asserts a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) in connection with the shares, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and we will be governed by the final adjudication of such issue.


                              LEGAL MATTERS

     Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP, Woodbridge, New Jersey, has passed upon the legality of the shares offered by this prospectus.

                                 EXPERTS

     The consolidated financial statements as of December 31, 2000 and 1999 and for each of the two years in the period ended December 31, 2000, included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2000, incorporated by reference in this prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report given upon the authority of said firm as experts in auditing and accounting.









                                        1,882,583 Shares of Common Stock


     	We have not authorized any dealer, sales person or other person to give any information or represent anything contained in this prospectus.
You must not rely on any unauthorized
information.

     This prospectus is not an offer to sell, or a solicitation of any offer to buy, securities in any jurisdiction where it is unlawful.

     The information contained in this prospectus is current as of ___________, 2002





                                                     BRADLEY
                                                 PHARMACEUTICALS,
                                                       INC.



                                                   PROSPECTUS





                                               ___________, 2002









                              PART II
                INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

The registrant estimates expenses in connection with the offering described in this Registration Statement will be as follows:

Item                                                          Amount

Securities and Exchange Commission Registration Fee     $    7,659.76
Printing and Engraving Expenses                              1,000.00
Accountants' Fees and Expenses                              10,000.00
Legal Fees and Expenses                                      4,000.00
Transfer Agent's Fees                                        1,000.00
Miscellaneous                                                1,340.24
                                                            ---------
              Total                                     $   25,000.00
                                                            =========


Item 15.  Indemnification of Directors and Officers.

     The description set forth under the caption "Indemnification of Directors and Officers" in our Registration Statement on Form SB-2, filed October 15, 1997, No. 33-37935, is incorporated herein by reference.


Item 16.  Exhibits.

Exhibit
Numbers     Description of Documents

3.1 Certificate of Incorporation of the Company, as amended (Incorporated by reference from the Company's Proxy Statement for the 1998 Annual Meeting)

3.2 By-laws of the Registrant, as amended (Incorporated by reference from the Company's Proxy Statement for the 1998 Annual Meeting)

4.1 Placement Agent's Unit Purchase Option (Incorporated by reference from the Company's Proxy Statement for the 1998 Annual Meeting)

10.1        1990 Stock Option Plan, as amended (Incorporated by reference to
            Exhibit 10.1 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996.)

10.30 Loan and Security Agreement dated as of April 7, 2001 among LaSalle Business Credit, Inc., the Company, Doak, Bradley Pharmaceuticals (Canada), Inc. and Bradley Pharmaceuticals Overseas, Ltd. (Incorporated by reference to Exhibit 10 to the Company's Current Report on Form 8-K for an event dated April 15, 2001)

10.31 Waiver and Amendment No. 3 dated June 19, 2000 among LaSalle Business Credit, Inc., the Company, Doak, Bradley Pharmaceuticals (Canada), Inc. and Bradley Pharmaceuticals Overseas, Ltd. (Incorporated by reference to Exhibit 10 to the Company's Current Report on Form 8-K for an event dated June 23, 2001)

10.32 1999 Stock Option Plan, as amended (Incorporated by reference to Exhibit B to the Company's Proxy Statement filed with Securities and Exchange Commission on June 2, 1999.)

21.1        Subsidiaries of the Registrant (Incorporated by reference to Exhibit
            21.1 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996)

23.2        Consent of Grant Thornton LLP (page II-4)

24.1        Opinion Letter from Attorney previously filed.


Item 17.  Undertakings.


     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as express in the Act and will be governed by the final adjudication of such issue. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the Registration Statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


                                 SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable ground to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fairfield, New Jersey, on the 8th day of March, 2002.

                                  BRADLEY PHARMACEUTICALS, INC.

                                  By:/s/  Daniel Glassman
                                     --------------------
                                     DANIEL GLASSMAN
                                     Chairman of the Board



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

Signature                         Title                             Date
---------                         -----                             ----

/s/ Daniel Glassman               Chairman of the Board       March 8, 2002
-------------------               President and Chief
Daniel Glassman                   Executive Officer

/s/ *                             Treasurer and Director      March 8, 2002
-------------------
Iris S. Glassman

/s/ *                             Secretary and Director      March 8, 2002
-------------------
Bruce Simpson

/s/ *                             Director                    March 8, 2002
-------------------
Dr. Philip W. McGinn, Jr.

/s/  *                            Director                    March 8, 2002
-------------------
Dr. Alan G. Wolin

/s/ R. Brent Lenczycki            Chief Financial Officer     March 8, 2002
-------------------
R. Brent Lenczycki

*By:  /s/Daniel Glassman
      Daniel Glassman
      attorney-in-fact





                                                    EXHIBIT 23.2


              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


We have issued our report dated February 23, 2001 accompanying the consolidated financial statements of Bradley Pharmaceuticals, Inc. and subsidiaries included in the Annual Report on Form 10-KSB for the year ended December 31, 2000 which is incorporated by reference in this Registration Statement. We consent to the incorporation by reference in the Registration Statement of the aforementioned report and to the use of our name as it appears under the caption "Experts."


GRANT THORNTON LLP





New York, New York
March 5, 2002